September 3, 2024
VIA EDGAR
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Margaret Sawicki
Re:         PACS Group, Inc.
Registration Statement on Form S-1
Registration No. 333-281904
Acceleration Request
Requested Date: September 5, 2024
Requested Time: 4:15 p.m., Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the public offering of common stock of PACS Group, Inc., a Delaware corporation (the “Registrant”), as many copies of the preliminary prospectus of the Registrant as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned Representatives, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.
In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:15 p.m. Eastern Time on September 5, 2024, or such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.
[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Truist Securities, Inc.

As representatives of the several
underwriters listed in Schedule I to the
Underwriting Agreement

Citigroup Global Markets Inc.

By:	/s/ Nishant Jadav
Name: Nishant Jadav
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Nikul Patel
Name: Nikul Patel
Title: Managing Director

Truist Securities, Inc.

By:	/s/ Jordan Wilder
Name: Jordan Wilder
Title: Director

cc:	Jason Murray, Chief Executive Officer, PACS Group, Inc.
John Mitchell, Chief Legal Officer, PACS Group, Inc.
Benjamin K. Marsh, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP